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                          January 30, 2024

       Meeshanthini Dogan, Ph.D.
       Chief Executive Officer
       Cardio Diagnostics Holdings, Inc.
       311 W. Superior Street, Suite 444
       Chicago, IL 60654

                                                        Re: Cardio Diagnostics
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 26,
2024
                                                            File No. 333-276725

       Dear Meeshanthini Dogan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              P. Rupert Russell, Esq.